# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WF HOLDING LIMITED, CIK 0001980210
CUSIP: G9627R107
Title of class of securities: Ordinary Shares, par value $0.00005
Address of issuer's principal executive offices: Lot 3893, Jalan 4D, Kg, Baru Subang, Seksyen U6, Shah Alam, Selangor, Malaysia (N8), 40150
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068914

## Reporting persons
- Lew Capital Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 15,853,320; shared voting power 0; sole dispositive power 15,853,320; shared dispositive power 0; aggregate amount beneficially owned 15,853,320 (62.9% of the class)
  Comment: The response to Row 11 above is based on 25,190,000 ordinary shares of the Issuer outstanding as of May 15, 2025.
- Chee Hoong Lew: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 0; shared voting power 17,203,320; sole dispositive power 0; shared dispositive power 17,203,320; aggregate amount beneficially owned 17,203,320 (68.3% of the class)
  Comment: The number of shares stated above includes 15,853,320 ordinary shares held by Lew Capital Private Limited and 1,350,000 ordinary shares held by LYC Capital Private Limited. The response to Row 11 above is based on 25,190,000 ordinary shares of the Issuer outstanding as of May 15, 2025.
- Chee Seong Lew: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 0; shared voting power 15,853,320; sole dispositive power 0; shared dispositive power 15,853,320; aggregate amount beneficially owned 15,853,320 (62.9% of the class)
  Comment: The number of shares stated above includes 15,853,320 ordinary shares held by Lew Capital Private Limited. The response to Row 11 above is based on 25,190,000 ordinary shares of the Issuer outstanding as of May 15, 2025.

## Item 1. Issuer
Name of issuer: WF HOLDING LIMITED
Address of issuer's principal executive offices: Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Lew Capital Private Limited ("Lew Capital"), Chee Hoong Lew, an individual, and Chee Seong Lew, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia.
Citizenship:
Lew Capital was organized in the British Virgin Islands.

Chee Hoong Lew and Chee Seong Lew are citizens of Malaysia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lew Capital is the record holder of 15,853,320 ordinary shares of the Issuer. Chee Hoong Lew and Chee Seong Lew are the Directors of Lew Capital and share voting and dispositive power over the shares held by it. Each of Chee Hoong Lew and Chee Seong Lew disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, in such shares.

Chee Hoong Lew may also be deemed to be an indirect beneficial owner of 1,350,000 ordinary shares held directly by LYC Capital Private Limited, a company of which Yew Chean Lim, the mother of Chee Hoong Lew, is the sole member and director. Chee Hoong Lew disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, in such shares.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Rows 5-8 of the cover page for each Reporting Person
Shared power to vote or to direct the vote: See Rows 5-8 of the cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Rows 5-8 of the cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Rows 5-8 of the cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Lew Capital Private Limited: /s/ Chee Hoong Lew, Chee Hoong Lew, Director (05/19/2025)
- Chee Hoong Lew: /s/ Chee Hoong Lew, Chee Hoong Lew (05/19/2025)
- Chee Seong Lew: /s/ Chee Song Lew, Chee Song Lew (05/19/2025)